SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 May 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM dated 04 May 2018

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2018 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 4 May 2018.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC VOTED	VOTES WITHHELD
1	Report and Accounts 2017	146,694,384	99.91	137,071	0.09	146,831,455	77.01	90,421
2	Directors' Remuneration Report 2017	118,770,985	82.33	25,486,193	17.67	144,257,178	75.66	2,664,237
3	Declaration of final dividend	146,811,628	99.95	74,311	0.05	146,885,939	77.04	35,937
4(a)	Election of Keith Barr as a Director	146,519,288	99.76	346,857	0.24	146,866,145	77.03	55,731
4(b)	Election of Elie Maalouf as a Director	146,414,361	99.69	451,496	0.31	146,865,857	77.03	56,019
4(c)	Re-election of Anne Busquet as a Director	146,316,561	99.62	553,828	0.38	146,870,389	77.03	51,487
4(d)	Re-election of Patrick Cescau as a Director	146,181,740	99.53	687,997	0.47	146,869,737	77.03	52,139
4(e)	Re-election of Ian Dyson as a Director	133,614,636	90.98	13,252,913	9.02	146,867,549	77.03	54,362
4(f)	Re-election of Paul Edgecliffe-Johnson as a Director	146,248,174	99.58	620,179	0.42	146,868,353	77.03	53,523
4(g)	Re-election of Jo Harlow as a Director	136,422,909	92.89	10,447,243	7.11	146,870,152	77.03	51,723
4(h)	Re-election of Luke Mayhew as a Director	146,556,079	99.79	312,602	0.21	146,868,681	77.03	53,195
4(i)	Re-election of Jill McDonald as a Director	146,500,740	99.75	370,678	0.25	146,871,418	77.03	50,458
4(j)	Re-election of Dale Morrison as a Director	136,553,455	92.98	10,313,888	7.02	146,867,343	77.03	54,532
4(k)	Re-election of Malina Ngai as a Director	136,580,982	93.00	10,285,773	7.00	146,866,755	77.03	55,119
5	Re-appointment of Auditor	144,962,118	98.70	1,916,086	1.30	146,878,204	77.03	43,672
6	Remuneration of Auditor	146,641,519	99.85	227,028	0.15	146,868,547	77.03	53,329
7	Political donations	144,257,940	98.27	2,545,084	1.73	146,803,024	76.99	118,852
8	Allotment of shares	129,031,255	87.87	17,815,029	12.13	146,846,284	77.02	75,592
9	Disapplication of pre-emption rights	146,758,113	99.95	73,989	0.05	146,832,102	77.01	89,376
10	Further disapplication of pre-emption rights	144,403,244	98.34	2,433,219	1.66	146,836,463	77.01	85,303
11	Authority to purchase own shares	145,370,818	98.99	1,490,355	1.01	146,861,173	77.02	60,551
12	Notice of General Meetings	137,489,145	93.61	9,392,457	6.39	146,881,602	77.03	40,274
13	New Articles of Association	145,340,899	98.97	1,517,986	1.03	146,858,885	77.02	62,991

NOTES:

1.   The 'For' vote includes those giving the Chairman discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   Resolutions 9 to 13 are special resolutions.

4.   The total number of ordinary shares in issue, excluding treasury shares, on 3 May 2018 was 190,669,939. The Company holds 6,927,671 treasury shares.

5.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

Enquiries:

Investor Relations
Investor Relations (Catherine Dolton; Tom Yates): +44 (0)1895 512 176      +44(0)7527 419 431

Media Relations
Media Relations (Yasmin Diamond; Zoe Bird):         +44 (0)1895 512 008   +44(0)7736 746 167

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,400 hotels and 800,000 guest rooms in almost 100 countries, with more than 1,700 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	04 May 2018